UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Acquisition of Shares of The Prudential Life Insurance Company of Korea, Ltd.

On April 10, 2020, KB Financial Group Inc. (“KB Financial Group”) disclosed that its board of directors resolved to acquire all of the outstanding shares of The Prudential Life Insurance Company of Korea, Ltd., a provider of life insurance services in Korea (“POK,” and such acquisition, the “Acquisition”), from Prudential Financial Inc. (the “Seller”). Further details of the Acquisition are as follows:

1.	Information on POK as of December 31, 2019:

-	Total share capital: KRW 150,000,000,000

-	Total number of shares issued: 15,000,000 shares

2.	Details of the Acquisition:

-	Number of shares to be acquired: 15,000,000 shares

-	Purchase price: KRW 2,265,000,000,000

-	KB Financial Group shareholders’ equity as of December 31, 2019: KRW 39,119,325,044,561

-	Ratio of purchase price to KB Financial Group shareholders’ equity: 5.79%

-	Total number of POK’s shares to be owned by KB Financial Group following the Acquisition: 15,000,000 shares, representing 100.0% of POK’s total number of shares issued and outstanding

3.	Method of the Acquisition: Cash payment

4.	Purpose of the Acquisition: Strengthening the competitiveness of KB Financial Group’s life insurance business

5.	Other material information for an investment decision:

-	KB Financial Group entered into a share purchase agreement (the “SPA”) with the Seller, dated as of April 10, 2020, in connection with the Acquisition.

-	The amount of the base Purchase Price is calculated based on a valuation of POK as of December 31, 2019. The Purchase Price is a fixed amount plus total interest accrued on the base Purchase Price up to the date of the completion of the Acquisition (the “Completion Date”), which amount will be further adjusted as set out in the SPA.

-	The Completion Date is generally required to be the last business day of the month in which all conditions precedent specified in the SPA, including the receipt of approvals from the relevant regulatory authorities, have been satisfied. However, such plan may change based on negotiation between the relevant parties.

-	Pursuant to the terms of the SPA, the expected date of the Acquisition currently remains to be determined. However, such date will be determined upon the progress of relevant events, including the receipt of approvals from the relevant regulatory authorities.

-	The Acquisition and the subsequent incorporation of POK as a subsidiary of KB Financial Group require an approval from the Financial Services Commission of Korea pursuant to the Financial Holding Company Act and other relevant laws.

<Key financial information of Prudential>

(Unit: millions of KRW)

Period	Total assets	Total liabilities	Total equity	Share capital	Operating revenue	Net income	Audit opinion	Auditor
FY2019	21,079,423	18,165,886	2,913,536	150,000	2,259,824	140,755	Unqualified	Samil PwC
FY2018	18,971,271	16,292,347	2,678,924	150,000	2,120,816	164,404	Unqualified	Samil PwC
FY2017	17,450,640	15,059,145	2,391,496	150,000	2,060,918	175,979	Unqualified	Samil PwC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 14, 2020	By: /s/ Ki-Hwan Kim
(Signature)
Name: Ki-Hwan Kim
Title: Deputy President and Chief Finance Officer